EXHIBIT 99.2
------------


                  SINOVAC BIOTECH LTD. ISSUES CORPORATE UPDATE
                  --------------------------------------------

BEIJING, October 28th, 2004 - Sinovac Biotech Ltd. ("Sinovac") ("the Company") (NASD OTC-BB: SNVBF) updated today on aspects of the Company's business activities.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.

Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS. The Company has also started development for a vaccine targeting avian flu.


SARS CLINICAL TRIAL PROGRESS
----------------------------

As of the 1st September 2004, all 36 subjects participating in the Phase I human clinical trial for Sinovac's inactivated SARS vaccine had been vaccinated with two doses of either SARS vaccine or placebo. The immunization schedule for the trial was completed at that time.

The 56-day observation period for all 36 volunteers was completed as of the 29th September 2004. No adverse reactions have been observed to date.

The level of the neutralized antibody in the blood serum of each volunteer is going to be tested. In accordance with the clinical trial protocol, after the antibody analysis results from 56-day observation are released, the blindness of the study will be uncovered, which means that it will be revealed which subjects received low-dosage or high-dosage SARS vaccine or placebo. The initial evaluation of the safety profile and immunogenicity effect of the vaccine will then follow.

Representatives of world health authorities have warned recently that the world should prepare for a recurrence of SARS.


BILIVETM (HEPATITIS A & B VACCINE) APPROVAL
-------------------------------------------

Sinovac management continues to meet further with the Chinese FDA (SFDA) relating to the final approval of Bilive(TM) for sale in China. Management wishes to reconfirm that it does expect Bilive(TM) approval in the near-term, and while the Company is working with the SFDA towards a rapid conclusion to this process, such approval is subject to the schedule of the government regulatory agency. Sinovac is prepared to commence sales soon after SFDA approval of BiliveTM,.

BiliveTM is a state-of-the-art combined hepatitis A and B vaccine. It can be recommended to treat persons with HAV and/or HBV. BiliveTM will be sold in two forms. BiliveTM junior for use in non-immune infants, children and adolescents from ages 1 to 15 years, and BiliveTM adult for use in non-immune adults and adolescents 16 years of age and older.

Sinovac management believes that BiliveTM will dramatically improve the quality of life in China, most especially for the 15-20 million babies born each year and an increasing elderly population. BiliveTM has only one competitor, GlaxoSmithkline's TwinrixTM, which sells for a much higher price than BiliveTM.


AMEX APPLICATION
----------------

Sinovac's application for listing on the American Stock Exchange (AMEX) is currently under review. This review revealed that Sinovac must file financial statements at least semi-annually to fully comply with AMEX listing standards. As stated previously, Sinovac expects to file these financial statements with the SEC for the six months ending June 30th 2004 within the next week. After this filing, management believes that the Company will meet both the quantitative and qualitative criteria required for listing on AMEX. Sinovac will also commence filing regular quarterly financial statements as part of its continued effort to maintain transparency to shareholders. Sinovac has not yet been approved by AMEX.

If accepted, Sinovac will be among the growing number of biotechnology companies listed on the American Stock Exchange. With a subsequent listing on the AMEX,
Sinovac management feels that the Company would benefit from greater accessibility to institutional investment, better share price stability, greater share liquidity, and increased investor awareness.


INVESTOR COMMUNICATIONS
-----------------------

Sinovac is in the process of updating its corporate communication materials so that it can more effectively communicate with interested parties and shareholders of the company. As part of this effort, the Company is upgrading its website. The new site will include a media section that offers a library of links to media articles in order to make as much relevant information available as possible.

Management would like to invite shareholders and interested parties to email media articles, or indeed any information that relates to Sinovac, its vaccines and the respective viruses that each one treats, to info@sinovac.com. Articles
                                                     ----------------
that have already been published will be added to this media library for its launch, and new articles that are received on an ongoing basis will be posted regularly.

On Monday 1st November 2004, Sinovac will also be emailing the latest Corporate Powerpoint Presentation to those on the regular email update list. If you would like to receive this presentation but are not currently on the list, please email your contact details to info@sinovac.com.
                              ----------------

About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
                                       ---------------

Contact: Investor Relations at (888) 888 8312 or (604) 684-5990 or info@sinovac.com.
----------------



THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.